December 9, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Duc Dang, Special Counsel

Howard Efron, Staff Accountant

Kevin Woody, Accounting Branch Chief

Folake Ayoola, Attorney Advisor

Re: Gaming Entertainment International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 31, 2013

File No. 333-189283

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated November 15, 2013 (the “SEC Letter”) regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

Summary Financial Information, pages 8 to 9

1. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to remove the sentence referencing financial statements appearing elsewhere in the prospectus and to reflect that five years of financial information for Walley communications Consulting Inc. has been included.

Use of Proceeds, page 18

2. Please be advised that the Registration Statement has been revised to remove all estimated relating to the Mississippi project and the developments in Nevada and Oklahoma.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Dilution, page 18

3. In accordance with the staff's comments, please be advised that the dilution table has been revised for further disclosure as requested regarding the post-offering percentage of ownership, aggregate contributions made and contribution by investors in this offering.

Plan of Operation, page 24

4. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect that the Company's business operations are substantially dependent on raising the maximum amount in this offering. Please be further advised that a risk factor has been added regarding this disclosure.

Financial Statements

General

5. In accordance with the staff's comments, please be advised that the financial statements have been updated to include the nine month period ended September 30, 2013 and comparative financial information as appropriate. Please be further advised that all financial information disclosure throughout the Registration Statement has been revised accordingly.

6. In accordance with the staff's comments, please be advised that the financial statements have been revised to reflect the restated amounts regarding valuation of stock transactions. Please be further advised that the auditor has revised their audit report accordingly.

Recent Sales of Unregistered Securities, page 39

7. In accordance with the staff's comments, please be advised that further disclosure regarding the issuances of shares for the consulting services, including description of consulting services rendered and dates of all issuances has been provided.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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December 9, 2013

Exhibit 23

8. Please be advised that consent of the Company's independent public accountant has been included per Item 601 of Regulation S-K.

Sincerely,

Gaming Entertainment International Inc.

By:  /s/ Sylvain Desrosiers

President//Chief Executive Officer

By: /s/ William W. Noll

Chief Financial Officer/Treasurer/Director

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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